SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Barton Solar Acquisition Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Peter Klamka

1300 E Lafayette, Suite 905

Detroit, MI 48207

646-536-9274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17,2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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1    NAME OF REPORTING PERSON

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Barton PK, LLC, EIN Number 61-1406895

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  |_|

     (b)  |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A

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7    SOLE VOTING POWER

                    100,000

               -----------------------------------------------------------------

  NUMBER OF    8    SHARED VOTING POWER

   SHARES

BENEFICIALLY

  OWNED BY     -----------------------------------------------------------------

    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON           100,000

    WITH       -----------------------------------------------------------------

               10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (SEE INSTRUCTIONS)                                                     |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

ITEM 1.

SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.001 per share(the “Common Stock”) of Barton Solar Acquisition Inc. whose principal executive offices are located at 1300 E. Lafayette, Suite 905, Detroit, MI, 48207.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

The name of the reporting person is Barton PK, LLC.

(b)

The business address of the reporting entity is 1300 E. Lafayette, Suite 905, Detroit, MI, 48207.

(c)

The Reporting Entity’s present principal occupation is as an investment company and whose business is located as indicated as in Item 2(b) above.

(d)

The Reporting Entity has not been convicted in any criminal proceedings during the last five years.

(e)

The Reporting Entity has not been a party to any civil proceedings during the last five years.

(f)

The Reporting Entity was incorporated in the U.S.A.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Entity purchased the 100,000 shares of Common Stock directly from the Issuer for a purchase price equal to the aggregate of $100.  The source of funding for this purchase was through corporate funds supplied by the shareholder of the Reporting Entity.

ITEM 4.

PURPOSE OF TRANSACTION

The Reporting Entity purchased the 100,000 shares of Common Stock for investment purposes.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Entity  beneficially own an aggregate of 100,000 shares of Common  Stock,  representing  100% of the  outstanding  shares of Common Stock (based,  as to the number of  outstanding  shares,  upon the Issuer's Form 10-SB filed August 16, 2006.)

(b)

The  Reporting  Entity  has the sole right to vote and  dispose,  or direct the  disposition,  of the  100,000  shares of Common  Stock .

(c)

The 100,000 shares of Common Stock  reported  herein were acquired by the Reporting Entity from the Issuer effective June 9, 2006.

(d)

Other than the Reporting Entity, no other person is known to have the right to receive or the power to direct the receipt of  dividends  from,  or the proceeds  from the sale of,  the 100,000  shares of Common  Stock  owned by the Reporting Entity.

(e)

Not applicable.

ITEM 6.

 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Barton Pk, LLC

Dated:

October 17, 2006

s/s Peter Klamka

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Peter Klamka

Managing Director